SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.
(Exact Name of Registrant as Specified in Charter)

0000802106
(Registrant CIK Number)

Form 8-K for May 1, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-77054
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

Exhibit Index at page 3.

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 1, 2002.

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.

By: ______________________
Name: Steve Warjanka
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY CREDIT SUISSE FIRST BOSTON CORPORATION

for

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.
CSFB Mortgage-Backed Pass-Through Certificates, Series 2002-AR13

HYBRID ARM NEW ISSUE

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.

Mortgage-Backed Pass-Through Certificates, Series 2002-AR13

$528,741,345
(Approximate)

Expected Investor Settlement Date: May 9, 2002

DLJ Mortgage Capital, Inc.
Seller

Cendant Mortgage Corporation
Washington Mutual Mortgage Securities Corp.
Sellers and Servicers

Chase Manhattan Mortgage Corporation
Master Servicer

Olympus Servicing, L.P.
Servicer and Special Servicer

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trust Administrator

Bank One, National Association
Trustee

Credit Suisse First Boston Corporation
Underwriter

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston Corporation. Neither the Issuer of the Certificates, the Depositor, nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information addresses only certain aspects of the applicable Certificates' characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the Certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the Certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the Certificates discussed in this communication for definitive Information on any matter discussed in this communication.

Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Corporation trading desk at (212) 538-3831.

I. TRANSACTION SUMMARY – OFFERED CERTIFICATES

SUBJECT TO FINAL COLLATERAL AND RATING AGENCY APPROVAL

Class	Type	Exp'd Rating[1]	Original Balance (+/- 10%)	Initial Coupon	Appx. Price	Avg. Life[2]	Spread Guidance	Bench-Mark	CPR	Proj. Net Margin[3]	W.A. MTR
I-A-1	Senior/WAC	AAA/Aaa	$99,867,000	5.89% [4]	101-26	1.72	+110	Swaps	25	2.43	30
AR	Senior/Residual	AAA/NR	$100	5.89% [5]	N/A	N/A	N/A	N/A	N/A	N/A	N/A
II-A-1	Senior/WAC	AAA/Aaa	$94,709,000	6.06% [6]	101-24	2.66	+120	Swaps	22	2.49	57
III-A-1	Senior/WAC	AAA/Aaa	$100,350,000	5.75% [7]	100-16	3.18	+120	Swaps	22	1.50	82
III-X	Senior/Interest Only	AAA/Aaa	Notional[8]	0.38%[8]	TBA	N/A	TBA	TBA	22	N/A	82
IV-A-1	Senior/WAC	AAA/Aaa	$30,251,000	6.37% [9]	101-28	3.86	-$3/4pt	Int'p Dwarfs	20	1.72	118
V-A-1	Senior/Floater	AAA/Aaa	$177,817,000	2.19% [10]	100-00	3.00	+35	1 MO LIB	25	N/A	24
C-B-1	Subordinate/WAC	AA-/Aa2	$5,914,000	6.06% [11]	99-24	4.53	+125	Swaps	22	2.17	62
C-B-2	Subordinate/WAC	A-/A3	$2,534,000	6.06%[11]	98-20	4.53	+155	Swaps	22	2.17	62
C-B-3	Subordinate/WAC	BBB/Baa3	$1,689,000	6.06% [11]	96-24	4.53	+205	Swaps	22	2.17	62
V-M-1	Subordinate/Floater	AA-/Aa2	$8,686,000	2.79% [12]	100-00	5.28	+95	1 MO LIB	25	N/A	24
V-M-2	Subordinate/Floater	A-/A3	$3,054,000	3.49% [13]	100-00	4.79	+165	1 MO LIB	25	N/A	24
V-B	Subordinate/Floater	BBB/Baa2	$1,335,958	4.44% [14]	100-00	3.59	+260	1 MO LIB	25	N/A	24

The analyses, calculations, and valuations herein are based on certain assumptions and data provided by third parties, which may vary from the actual characteristics of the pool. Credit Suisse First Boston Corporation makes no representation that such analyses or calculations are accurate or that such valuations represent levels where actual trades may occur. Investors should rely on the information contained in or filed in connection with the prospectus/prospectus supplement.

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1 The Group I, Group II, Group III, Group IV and Group V Certificates (as defined herein) are expected to be rated by Standard & Poor's Ratings Services and Moody's Investors Service. The Group C-B Certificates (as defined herein) are expected to be rated by at least one of the aforementioned rating agencies except for the Class C-B-6 Certificates which will not be rated.

2 The weighted average life to respective weighted average reset dates is shown with respect to the Group I, Group II, Group III, Group IV, and Group C-B Certificates. The weighted average life to optional termination is shown with respect to Group V Certificates.

3 Based on weighted average information on the assumed collateral as of the Cut-off Date.

4 The initial pass-through rate on the Class I-A-1 Certificates is expected to be approximately 5.89% per annum. After the first distribution date, the per annum pass-through rate for the Class I-A-1 Certificates will equal the weighted average of the net interest rates on the group I mortgage loans less 0.05% (30/360 accrual basis, 24 day delay).

5 The initial pass-through rate on the Class AR Certificates is expected to be approximately 5.89% per annum. After the first distribution date, the per annum pass-through rate for the Class AR Certificates will equal the weighted average of the net interest rates on the group I mortgage loans less 0.05% (30/360 accrual basis, 24 day delay).

6 The initial pass-through rate on the Class II-A-1 Certificates is expected to be approximately 6.06% per annum. After the first distribution date, the per annum pass-through rate for the Class II-A-1 Certificates will equal the weighted average of the net interest rates on the group II mortgage loans less 0.05% (30/360 accrual basis, 24 day delay).

7 The initial pass-through rate on the Class III-A-1 Certificates is expected to be approximately 5.75% per annum. On each subsequent distribution date through the distribution date in December 2008, the per annum pass-through rate for the Class III-A-1 Certificates will equal the weighted average of the net interest rates on the group III mortgage loans less 0.38%. On each distribution date after the distribution date in December 2008, the per annum pass-through rate for the Class III-A-1 Certificates will equal the weighted average of the net interest rates on the group III mortgage loans less 0.25% (30/360 accrual basis, 24 day delay).

8 The notional amount of the Class III-X Certificates will equal the Class III-A-1 principal balance. One each distribution date through the distribution date in December 2008, the per annum pass-through rate for the Class III-X Certificates will be 0.38%. On each distribution date after the distribution date in December 2008, the per annum pass-through rate for the Class III-X Certificates will be 0.25%.

9 The initial pass-through rate on the Class IV-A-1 Certificates is expected to be approximately 6.37% per annum. After the first distribution date, the per annum pass-through rate for the Class IV-A-1 Certificates will equal the weighted average of the net interest rates on the group IV mortgage loans (30/360 accrual basis, 24 day delay).

10 The initial pass-through rate on the Class V-A-1 Certificates is expected to be approximately 2.19% per annum. After the first distribution date, the per annum pass-through rate for the Class V-A-1 Certificates will equal the lesser of (i) the sum of one-month LIBOR for that distribution date plus 0.35% and (ii) the net funds cap (ACT/360, 0 day delay). After the optional termination date for the group V mortgage loans the Class V-A-1 certificate margin will increase to 0.70%.

11 The initial pass-through rate on the Group C-B Certificates will equal approximately 6.06%. After the first distribution date, the per annum pass-through rate for these certificates will equal the weighted average of the net interest rates of the group I, group II, group III, and group IV mortgage loans (less, in the case of the group I and group II mortgage loans, 0.05%).

12 The initial pass-through rate on the Class V-M-1 Certificates is expected to be approximately 2.79% per annum. After the first distribution date, the per annum pass-through rate for the Class V-M-1 Certificates will equal the lesser of (i) the sum of one-month LIBOR for that distribution date plus 0.95% and (ii) the net funds cap (ACT/360, 0 day delay). After the optional termination date for the group V mortgage loans the Class V-M-1 certificate margin will increase to 1.45%.

13 The initial pass-through rate on the Class V-M-2 Certificates is expected to be approximately 3.49% per annum. After the first distribution date, the per annum pass-through rate for the Class V-M-2 Certificates will equal the lesser of (i) the sum of one-month LIBOR for that distribution date plus 1.65% and (ii) the net funds cap (ACT/360, 0 day delay). After the optional termination date for the group V mortgage loans the Class V-M-2 certificate margin will increase to 2.15%.

14 The initial pass-through rate on the Class V-B Certificates is expected to be approximately 4.44% per annum. After the first distribution date, the per annum pass-through rate for the Class V-B Certificates will equal the lesser of (i) the sum of one-month LIBOR for that distribution date plus 2.60% and (ii) the net funds cap (ACT/360, 0 day delay). After the optional termination date for the group V mortgage loans the certificate margin will increase to 3.10%.

I. TRANSACTION SUMMARY – NON-OFFERED CERTIFICATES

Class	Type	Exp'd Rating[1]	Original Balance (+/- 10%)	Initial Coupon	Appx. Price	Avg. Life	Spread Guidance	Bench-mark	CPR	Proj. Net Margin[2]	W.A. MTR
C-B-4	Subordinate/WAC	BB/Ba2	$845,000	6.06% [3]	N/A	6.55	N/A	Treas.	22	2.17	62
C-B-5	Subordinate/WAC	B/B2	$844,000	6.06% [3]	N/A	6.55	N/A	Treas.	22	2.17	62
C-B-6	Subordinate/WAC	NR/NR	$845,288	6.06% [3]	N/A	6.55	N/A	N/A	22	2.17	62
V-X	OC/Excess Interest	NR/NR	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

[1] The Group C-B Certificates (other than the Class C-B-6 Certificates) are expected to be rated by one or both of Standard & Poor's Ratings Services and Moody's Investors Service. Neither the Class C-B-6 Certificates nor the Class V-X Certificates will be rated.

[2] Based on weighted average information on the assumed collateral as of the Cut-off Date.

[3] The initial pass-through rate on the Group C-B Certificates will equal approximately 6.06%. After the first distribution date, the per annum pass-through rate for these certificates will equal the weighted average of the net interest rates of the group I, group II, group III, and group IV mortgage loans (less, in the case of the group I and group II mortgage loans, 0.05%)..

II. COLLATERAL SUMMARY

LOAN GROUP I COLLATERAL DETAILS			
WAC	6.36%	Average Loan Balance	$337,976
WA Net WAC	5.94%	Maximum Loan Balance	$997,108
WA Gross Margin	2.90%	California Concentration	68.31%
WA Net Margin	2.48%	WA Original LTV	71.43%
Index: 1 Year LIBOR	58.6%	WA Credit Score	722
6 MO LIBOR	31.7%	WAM	354
1 Year Treas	9.7%	Full Doc	75.1%
WA Months to Reset	30		

LOAN GROUP II COLLATERAL DETAILS			
WAC	6.50%	Average Loan Balance	$363,097
WA Net WAC	6.11%	Maximum Loan Balance	$996,851
WA Gross Margin	2.93%	California Concentration	53.75%
WA Net Margin	2.54%	WA Original LTV	72.32%
Index: 1 Year Treas	35.2%	WA Credit Score	729
6 MO LIBOR	33.9%	WAM	357
1 Year LIBOR	30.9%	Full Doc	74.7%
WA Months to Reset	57		

LOAN GROUP III COLLATERAL DETAILS			
WAC	6.51%	Average Loan Balance	$443,661
Net WAC	6.13%	Maximum Loan Balance	$1,971,000
Gross Margin	2.13%	California Concentration	32.93%
Net Margin	1.75%	WA Original LTV	68.73%
Index: 6 MO LIBOR	83.2%	WA Credit Score	739
1 Year Treas	16.8%	WAM	357
WA Months to Reset	82	Full Doc	58.0%

II. COLLATERAL SUMMARY (CONTINUED)

LOAN GROUP IV COLLATERAL DETAILS			
WA WAC	6.75%	Average Loan Balance	$469,107
WA Net Rate	6.37%	Maximum Loan Balance	$1,498,859
WA Gross Margin	2.10%	California Concentration	23.28%
WA Net Margin	1.72%	WA Original LTV	66.56%
Index: 6 MO LIBOR	86.7%	WA Credit Score	738
1 Year Treas	13.3%		
WA Months to Reset	118	Full Doc	29.7%
WAM	358		

AGGREGATE GROUPS I- IV COLLATERAL DETAILS			
WAC	6.48%	Average Loan Balance	$383,919
WA Net Rate	6.09%	Maximum Loan Balance	$1,971,000
WA Gross Margin	2.60%	California Concentration	48.96%
WA Net Margin	2.20%	WA Original LTV	70.41%
Index: 6 MO LIBOR	53.35%	WA Credit Score	731
1 Year LIBOR	27.01%	WAM	356
1 Year Treas	19.64%	Full Doc	67.67%
WA Months to Reset	62		

LOAN GROUP V COLLATERAL DETAILS			
WAC	8.37%	Average Loan Balance	$223,006
WA Net Rate	7.58%	Maximum Loan Balance	$998,404
WA Gross Margin	4.88%	California Concentration	51.92%
WA Net Margin	4.24%	WA Original LTV	82.41%
Index: 6 MO LIBOR	97.10%	WA Credit Score	685
1 Year Treas	2.80%	WAM	356
3 Year Treas	0.10%	Full Doc	29.67%
WA Months to Reset	24		

III. NET FUNDS CAP

Group V Net Funds Cap:

The annual pass-through rate on each Class of the Group V Certificates is subject to the Net Funds Cap.

On any distribution date, the Net Funds Cap will equal (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for such date and (2) 12, and the denominator of which is the Aggregate Loan Balance of the Group V mortgage loans for the immediately preceding distribution date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding accrual period.

On any distribution date, if the current interest rate (calculated on the basis of the lesser of (x) one-month LIBOR plus the applicable certificate margin and (y) the Maximum Interest Rate) on any Class of Group V Certificates is limited by the Net Funds Cap, such difference will constitute a Basis Risk Shortfall.

With respect to each distribution date, to the extent that a Basis Risk Shortfall exists for any class of Group V Certificates, such class will be entitled to the amount of such Basis Risk Shortfall in accordance with the priority of payments described in the Prospectus Supplement, only to the extent of funds available therefor. Such class will be entitled to receive the amount of any Basis Risk Shortfall on a subordinated basis from Monthly Excess Cashflow treated as paid from and to the extent of funds on deposit in a reserve fund (the "Basis Risk Reserve Fund"). The source of funds on deposit in the Basis Risk Reserve Fund will be limited to an initial deposit of $5,000 and amounts that would otherwise be paid on the Class V-X Certificates.

IV. CREDIT ENHANCEMENT (Groups I-IV)

Subordination:

The Group I, Group II, Group III and Group IV Certificates will receive distributions of interest and principal before the Group C-B Certificates are entitled to receive distributions of interest or principal. The Group C-B Certificates absorb most losses on the group I, II, III and IV mortgage loans prior to the Group I, Group II , Group III, and Group IV Certificates.

It is anticipated that the subordination which provides credit enhancement for the Senior Certificates of Groups I, II, III, and IV, will initially equal 3.75%.

It is anticipated that the subordination which provides credit enhancement for the Class C-B-1 Certificates will initially equal 2.00%.

It is anticipated that the subordination which provides credit enhancement for the Class C-B-2 Certificates will initially equal 1.25%.

It is anticipated that the subordination which provides credit enhancement for the Class C-B-3 Certificates will initially equal 0.75%.

NOTE: The Group C-B Certificates represent interests in the group I, II, III and IV mortgage loans; consequently, the Group C-B Certificates could be reduced to zero as a result of a disproportionate amount of Realized Losses on the mortgage loans in any of these groups.

Shifting of Interests:

Except as described below, the Group I, Group II, Group III and Group IV Certificates will receive 100% of principal prepayments received on the mortgage loans in the related loan group until the fifth anniversary of the first distribution date. During the next four years, these certificates will generally receive a disproportionately large, but decreasing, share of principal prepayments. This will result in a quicker return of principal to these senior certificates and increases the likelihood that holders of these certificates will be paid the full amount of principal to which they are entitled.

If the subordinate percentage on or before the third anniversary of the first distribution date is greater than or equal to twice the subordinate percentage as of the closing date (and certain other rating agency collateral performance requirements are satisfied), then the subordinate classes will receive 50% of their pro rata share of principal prepayments.

If the subordinate percentage after the third anniversary of the first distribution date is greater than or equal to twice the subordinate percentage as of the closing date (and certain rating agency collateral performance requirements are satisfied), then the subordinate classes will receive their pro rata share of principal prepayments.

Cross-Collateralization:

In certain limited circumstances, principal and interest collected from any of the group I, loan group II, loan group III, and loan group IV mortgage loans may be used to pay principal or interest, or both, to Senior Certificates unrelated to that loan group.

Coverage for Excess Losses:

The Group C-B Certificates will provide limited protection to the classes of certificates of higher relative priority against Special Hazard Losses, Bankruptcy Losses, and Fraud Losses in excess of certain amounts, as described in the Prospectus Supplement.

Note: The Group C-B Certificates are allocated losses from mortgage loans in loan groups I, II, III and IV; consequently, disproportionately high special hazard, bankruptcy or fraud losses experienced by one loan group could adversely impact protection to unrelated Senior Certificates for these types of losses.

IV. CREDIT ENHANCEMENT (Group V)

Overcollateralization: The group V mortgage loans bear interest each month in an amount that in the aggregate is expected to exceed the amount needed to pay monthly interest on the Group V Certificates and certain related trust expenses. This excess interest will be applied to pay principal on the Group V Certificates in order to create and maintain the required level of overcollateralization. The overcollateralization will be available to absorb losses on the group V mortgage loans. The required level of overcollateralization may increase or decrease over time. We cannot assure you that sufficient interest will be generated by the group V mortgage loans to create and maintain the required level of overcollateralization or to absorb losses on the group V mortgage loans.

Subordination: The Class V-A Certificates will have a payment priority over the Group V Subordinate Certificates. Each class of Group V Subordinate Certificates will be subordinate to each other class of subordinate certificates with a higher payment priority.

Losses on the group V mortgage loans will first reduce the available excess interest and then reduce the overcollateralization amount. If there is no overcollateralization at that time, losses on the mortgage loans will be allocated to the Group V Subordinate Certificates, in the reverse order of their priority of payment, until the principal amount of each class of Group V Subordinate Certificates is reduced to zero.

Cross-Collateralization: Each month, certain interest payments on the group I and group II mortgage loans will be allocated to Group V available funds increasing available excess interest. These interest payments will be added to the Group V available funds concurrently with interest distributions being made on the Group I and Group II Certificates.

V. SUMMARY TERMS

Series Name:	CSFB Mortgage-Backed Pass-Through Certificates, Series 2002-AR13.
Depositor:	Credit Suisse First Boston Mortgage Securities Corp.
Sellers:	DLJ Mortgage Capital, Inc.; Washington Mutual Mortgage Securities Corp.; Cendant Mortgage Corporation
Servicers:	Olympus Servicing, L.P.; Washington Mutual Mortgage Securities Corp.; Cendant Mortgage Corporation
Master Servicer:	Chase Manhattan Mortgage Corporation
Sole Underwriter:	Credit Suisse First Boston Corporation
Trust Administrator:	JPMorgan Chase Bank
Trustee:	Bank One, National Association
Cut-off Date:	April 1, 2002.
Pricing Date:	On or about May [ ], 2002.
Closing Date:	On or about May [8], 2002.
Settlement Date:	On or about May [9], 2002.
Offered Certificates:	Class I-A-1 and Class AR Certificates (the ***"Group I Certificates"***); Class II-A-1 Certificates (the ***"Group II Certificates"***); Class III-A-1 and Class III-X Certificates (the ***"Group III Certificates"***); Class IV-A-1 Certificates (the ***"Group IV Certificates"***); Class V-A-1 (the ***"Group V Senior Certificates"***); Class V-M-1, Class V-M-2, and Class V-B Certificates (the ***"Group V Subordinate Certificates"***, and together with the Group V Senior Certificates and the Class V-X Certificates, the ***"Group V Certificates"***); The Group I Certificates, Group II Certificates, Group III Certificates, Group IV Certificates, and the Group V Senior Certificates together, the ***"Senior Certificates"***; Class C-B-1, Class C-B-2 and Class C-B-3 Certificates (and together with the Senior Certificates and the Group V Subordinate Certificates, the ***"Offered Certificates"***).
Privately Offered Certificates:	Class C-B-4, Class C-B-5 and Class C-B-6 Certificates (and together with the Class C-B-1, Class C-B-2 and Class C-B-3 Certificates, the ***"Group C-B Certificates"***), and the Class V-X Certificates.
Distribution Dates:	The 25th day of each month or, if such day is not a business day, then the next succeeding business day, beginning in May 2002.
Accrual Periods:	For any distribution date, the offered certificates accrue on a 30/360 basis during the calendar month immediately preceding that distribution date, except for the Group

V Certificates, which accrue on an ACT/360 basis from the period commencing on the immediately preceding distribution date [(or the closing date, in the case of the first accrual period)] and ending on the day immediately preceding such distribution date.

Delay Days: 24 days, except for the Group V Certificates, which have a 0 day delay.

Optional Redemption: On any distribution date on which the aggregate outstanding stated principal balance of the group I, group II, group III and group IV mortgage loans is less than or equal to 5% of their aggregate Cut-off Date Principal Balance, Olympus may, but will not be required to, purchase from the trust all remaining group I, group II, group III and group IV mortgage loans, thereby causing an early retirement of and a principal prepayment on the Group I, Group II, Group III, Group IV and Group C-B Certificates.

On any distribution date on which the aggregate outstanding stated principal balance of the group V mortgage loans is less than or equal to 5% of their aggregate Cut-off Date Principal Balance, Olympus may, but will not be required to, purchase from the trust all remaining group V mortgage loans, thereby causing an early retirement of and a principal prepayment on the Group V Certificates.

Pricing Speeds: Groups 1 and 5: 25% CPR; Groups 2 and 3: 22% CPR; Group 4: 20% CPR.

Certificate Ratings: The offered certificates are expected to be rated by Moody's Investors Service (***"Moody's"***) and Standard & Poor's Rating Services (***"S&P"***), with the ratings indicated in Section I above. The Group C-B Certificates may be rated by only one of Moody's or S&P.

V. SUMMARY TERMS (continued)

ERISA Eligibility: The Offered Certificates, other than the AR Certificates, are expected to be eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts, subject to certain considerations described in the prospectus supplement.

Federal Tax Treatment: The trust will make one or more REMIC elections.

Principal and Interest Advancing: Each Servicer, or if a Servicer, other than WMMSC, fails to make an advance, the master servicer, will make cash advances with respect to delinquent scheduled payments of principal and interest on any Mortgage Loan serviced by it, to the extent they are deemed recoverable.

Compensating Interest: Each Servicer will provide compensating interest for prepayment interest shortfalls only to the extent described in the Prospectus Supplement.

Mortgage Loans: The aggregate principal balance as of the Cut-off Date of the mortgage pool is expected to be approximately $528,741,347 and consists of approximately 1,736 adjustable rate mortgage loans (with an initial fixed rate period of two, three, five, seven, or ten years) secured by first liens on residential properties. After the initial fixed rate period, the interest rate and payment for all of the mortgage loans adjust annually based on an index plus a margin. The mortgage pool consists of five groups of mortgage loans. Group I is generally comprised of mortgage loans with an initial fixed rate period of three years; Group II is generally comprised of mortgage loans with an initial fixed rate period of five years; Group III is generally comprised of mortgage loans with an initial fixed rate period of seven years; Group IV is generally comprised of mortgage loans with an initial fixed rate period of ten years; Group V is generally comprised of mortgage loans with an initial fixed rate period of two or three years.

Designation	Number of Mortgage Loans	Cut-off Date Principal Balance
Group I	307	$103,758,609
Group II	271	$98,399,271
Group III	235	$104,260,361
Group IV	67	$31,430,147
Group V	856	$190,892,959

For further collateral information, see "Collateral Summary" and "Collateral Details" herein.

SMMEA: The Senior Certificates, Class C-B-1 Certificates, and the Class V-M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA for so long as they are rated in one of the two highest rating categories by at least one nationally recognized statistical rating organization.

Registration: The offered certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

V. SUMMARY TERMS (continued)

Priority of Distributions (Groups I - IV):

Distribution will in general be made to the extent of the Available Funds for the related group in the order and priority as follows:

1. First, to the related senior certificates, pro rata, accrued and unpaid interest at their respective pass-through rates on their respective Class Principal Balances or notional amounts, as applicable;

2. Second, to the related senior certificates, as principal, the related Senior Principal Distribution amount as described below under the heading "Distributions of Principal";

3. Third, to each class of Group C-B Certificates, interest and then principal in increasing order of numerical class designation; and

4. Fourth, to the Class AR Certificates, the remainder (which is expected to be zero).

Distribution of Principal (Groups I - IV):

On each distribution date, an amount up to the amount of the Group I Senior Principal Distribution Amount for that distribution date, will be distributed as principal, sequentially, as follows:

1. First, to the Class AR Certificates, until the Class Principal Balance of the Class AR Certificates has been reduced to zero;

2. Then, to the Class I-A-1 Certificates, until its Class Principal Balance has been reduced to zero.

On each distribution date, an amount up to the amount of the Group II Senior Principal Distribution Amount for that distribution date, will be distributed as principal to the Class II-A-1 Certificates, until its Class Principal Balance has been reduced to zero.

On each distribution date, an amount up to the amount of the Group III Senior Principal Distribution Amount for that distribution date, will be distributed as principal to the Class III-A-1 Certificates, until its Class Principal Balance has been reduced to zero.

On each distribution date, an amount up to the amount of the Group IV Senior Principal Distribution Amount for that distribution date, will be distributed as principal to the Class IV-A-1 Certificates, until its Class Principal Balance has been reduced to zero.

On each distribution date, an amount, up to the amount of the Subordinate Principal Distribution Amount for that distribution date, will be distributed as principal, to the Group C-B Certificates, to the extent of the aggregate Available Funds remaining after distribution of interest and principal to the Senior Certificates. Each class of Group C-B Certificates will be entitled to receive its pro rata share, based on its respective Class Principal Balance, of the Subordinate Principal Distribution Amount.

Distributions of principal of the subordinate certificates will be made on each distribution date sequentially in the order of their numerical class designation, beginning with the Class C-B-1 Certificates, until each class of subordinate certificates has received its respective pro rata share of the Subordinate Principal Distribution Amount for that distribution date.

V. SUMMARY TERMS (continued)

Distributions of Principal (Group V):

The Principal Payment Amount will be paid on each distribution date as follows:

I. On each distribution date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event is in effect, the Principal Payment Amount will be paid in the following order of priority:

(i) to the Class V-A Certificates, until its Class Principal Balance has been reduced to zero;

(ii) to the Class V-M-1 Certificates, until its Class Principal Balance has been reduced to zero;

(iii) to the Class V-M-2 Certificates, until its Class Principal Balance has been reduced to zero;

(iv) to the Class V-B Certificates, until its Class Principal Balance has been reduced to zero; and

(v) for application as part of Monthly Excess Cashflow for such distribution date, as described under "Distribution of Monthly Excess Cashflow (Group V)" below, any such Principal Payment Amount remaining after application pursuant to clauses (i) through (iv) above.

II. On each distribution date (a) on or after the Stepdown Date and (b) with respect to which a Trigger Event is not in effect, the Principal Payment Amount will be paid in the following order of priority:

(i) to the Class V-A Certificates, the Senior Principal Payment Amount for such distribution date, until its Class Principal Balance has been reduced to zero;

(ii) to the Class V-M 1 Certificates, the Class V-M 1 Principal Payment Amount for such distribution date, until its Class Principal Balance has been reduced to zero;

(iii) to the Class V-M 2 Certificates, the Class V-M 2 Principal Payment Amount for such distribution date, until its Class Principal Balance has been reduced to zero;

(iv) to the Class V-B Certificates, the Class V-B Principal Payment Amount for such distribution date, until its Class Principal Balance has been reduced to zero; and

(v) for application as part of Monthly Excess Cashflow for such distribution date, as described under "Distribution of Monthly Excess Cashflow (Group V)" below, any such Principal Payment Amount remaining after application pursuant to clauses (i) through (iv) above.

Distribution of Monthly Excess Cashflow (Group V):

On each distribution date, the Monthly Excess Cashflow will be distributed in the following order of priority:

(1) (A) until the aggregate Class Principal Balance of the Group V Certificates equals the Aggregate Loan Balance of the group V mortgage loans for such distribution date minus the Targeted Overcollateralization Amount for such date, on each distribution date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event is in effect, to the extent of Monthly Excess Interest for such distribution date, to the Group V Certificates, in the following order of priority:

(a) to the Class V-A Certificates, until its Class Principal Balance has been reduced to zero;

(b) to the Class V-M-1 Certificates, until its Class Principal Balance has been reduced to zero;

(c) to the Class V-M-2 Certificates, until its Class Principal Balance has been reduced to zero; and

(d) to the Class V-B Certificates, until the Class Principal Balance has been reduced to zero; and

(B) on each distribution date on or after the Stepdown Date and with respect to which a Trigger Event is not in effect, to fund any principal distributions required to be made on such distribution date set forth above in subclause II under "Distributions of Principal (Group V)" above, after giving effect to the distribution of the Principal Payment Amount for such date, in accordance with the priorities set forth therein;

(2) to the Class V-A Certificates, any Basis Risk Shortfall for such class;

(3) to the Class V-M-1 Certificates, any Basis Risk Shortfall for such class;

(4) to the Class V-M-2 Certificates, any Basis Risk Shortfall for such class;

(5) to the Class V-B Certificates, any Basis Risk Shortfall for such class;

(6) to the Class V-M-1 Certificates, any Carryforward Interest for such class;

(7) to the Class V-M-1 Certificates, any Deferred Amount for such class;

(8) to the Class V-M-2 Certificates, any Carryforward Interest for such class;

(9) to the Class V-M-2 Certificates, any Deferred Amount for such class;

(10) to the Class V-B Certificates, any Carryforward Interest for such class;

(11) to the Class V-B Certificates, any Deferred Amount for such class;

(12) to the Basis Risk Reserve Fund, any amounts required pursuant to the pooling and servicing agreement to be deposited therein; and

(13) to the Class V-X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement.

VI. COLLATERAL DETAILS

	Group I	Group II
Total Pool		
Number Of Loans	307	271
Aggregate Unpaid Principal Balance	103,758,608.85	98,399,271.40
Percent of Groups I - IV	30.71%	29.13%
Average Unpaid Principal Balance	337,975.92	363,096.94
Minimum Unpaid Principal Balance	53,626.77	52,864.55
Maximum Unpaid Principal Balance	997,108.12	996,851.23
Weighted Averages		
Gross Coupon	6.359%	6.504%
Net Coupon	5.939%	6.114%
Original Term (months)	360	360
Stated Remaining Term to Maturity (months)	354	357
Original Loan to Value	71.43%	72.33%
Credit Score	722	729
Gross Margin	2.905%	2.928%
Net Margin	2.485%	2.539%
Rate Cap at First Adjustment	2.424%	4.978%
Periodic Rate Cap	1.732%	1.770%
Maximum Interest Rate	12.066%	11.541%
Months to Roll	30	57
Seasoning (months)	6	3
Index Type		
Treasury - 1 Year	9.70%	35.22%
Libor - 6 Month	31.67%	33.88%
Libor - 1 Year	58.63%	30.90%
Loan Type		
10YR FRM->ADJ	0.26%	0.00%
2YR FRM->ADJ	22.58%	0.00%
3YR FRM->ADJ	70.67%	0.00%
5YR FRM->ADJ	3.32%	99.41%
7YR FRM->ADJ	3.17%	0.59%
Principal Balance		
0.01 - 100,000.00	0.70%	0.66%
100,000.01 - 200,000.00	6.88%	6.00%
200,000.01 - 300,000.00	20.66%	9.25%
300,000.01 - 400,000.00	22.42%	33.22%
400,000.01 - 500,000.00	23.07%	28.17%
500,000.01 - 600,000.00	13.63%	11.68%
600,000.01 - 700,000.00	7.83%	8.38%
700,000.01 - 800,000.00	2.19%	0.80%
800,000.01 - 900,000.00	1.67%	0.84%
900,000.01 - 1,000,000.00	0.96%	1.01%

	Group I	Group II
State		
Alabama	0.46%	0.00%
Arizona	2.39%	2.51%
California	68.31%	53.75%
Colorado	4.85%	3.88%
Connecticut	0.46%	2.11%
District of Columbia	0.00%	0.61%
Florida	0.83%	1.81%
Georgia	1.10%	4.44%
Hawaii	0.00%	0.63%
Idaho	0.42%	0.08%
Illinois	3.72%	4.93%
Indiana	0.06%	0.00%
Kansas	0.00%	0.42%
Kentucky	0.00%	0.38%
Maryland	2.81%	2.66%
Massachusetts	1.41%	1.99%
Michigan	0.05%	0.81%
Missouri	0.38%	0.38%
Nebraska	0.00%	0.13%
Nevada	1.15%	2.66%
New Jersey	2.58%	2.57%
New Mexico	0.00%	0.28%
New York	1.01%	0.94%
North Carolina	0.55%	0.72%
Ohio	0.84%	0.15%
Oregon	0.13%	0.00%
Pennsylvania	0.54%	0.66%
Tennessee	0.26%	0.00%
Texas	1.21%	2.47%
Utah	0.00%	0.30%
Vermont	0.00%	0.37%
Virginia	2.96%	5.04%
Washington	0.99%	0.99%
Wisconsin	0.52%	1.33%

	Group I	Group II
Gross Rate		
4.751 - 5.000	0.96%	7.84%
5.001 - 5.250	3.38%	0.38%
5.251 - 5.500	4.58%	2.66%
5.501 - 5.750	11.54%	5.64%
5.751 - 6.000	18.89%	12.81%
6.001 - 6.250	9.67%	19.21%
6.251 - 6.500	10.77%	19.28%
6.501 - 6.750	11.87%	13.63%
6.751 - 7.000	13.58%	8.38%
7.001 - 7.250	12.68%	6.83%
7.251 - 7.500	0.62%	6.41%
7.501 - 7.750	1.16%	4.11%
7.751 - 8.000	0.31%	0.64%
Gross Margin		
1.751 - 2.000	0.56%	3.55%
2.001 - 2.250	60.91%	37.55%
2.251 - 2.500	0.28%	0.00%
2.501 - 2.750	7.15%	37.35%
2.751 - 3.000	1.56%	0.08%
3.001 - 3.250	0.26%	0.50%
3.251 - 3.500	0.00%	0.52%
3.501 - 3.750	2.45%	0.00%
3.751 - 4.000	4.21%	0.84%
4.001 - 4.250	7.83%	3.16%
4.251 - 4.500	8.00%	3.23%
4.501 - 4.750	4.41%	4.88%
4.751 - 5.000	2.39%	7.84%
5.001 - 5.250	0.00%	0.29%
5.751 - 6.000	0.00%	0.21%

	Group I	Group II
Maximum Rate		
10.001 - 10.250	0.00%	0.38%
10.251 - 10.500	0.32%	2.66%
10.501 - 10.750	0.34%	5.64%
10.751 - 11.000	1.88%	12.39%
11.001 - 11.250	4.72%	19.49%
11.251 - 11.500	5.11%	18.91%
11.501 - 11.750	14.82%	12.74%
11.751 - 12.000	28.98%	7.28%
12.001 - 12.250	19.07%	5.82%
12.251 - 12.500	10.37%	7.48%
12.501 - 12.750	7.83%	4.19%
12.751 - 13.000	3.41%	2.57%
13.001 - 13.250	1.94%	0.00%
13.251 - 13.500	0.21%	0.31%
13.501 - 13.750	0.88%	0.00%
14.501 - 14.750	0.00%	0.12%
16.251 - 16.500	0.13%	0.00%
Credit Score		
Unknown	0.00%	0.42%
101 - 550	0.15%	0.00%
551 - 579	1.07%	0.00%
580 - 619	0.79%	0.00%
620 - 659	8.47%	8.04%
660 - 699	20.68%	17.80%
700 - 729	17.18%	21.25%
730 >=	51.66%	52.50%
Property Type		
Single Family Residence	71.99%	64.00%
Townhouse	0.59%	0.00%
Condo	6.16%	6.44%
2-4 Family	2.53%	2.77%
Co-op	0.00%	0.08%
PUD	18.73%	26.63%
Manufactured Housing	0.00%	0.08%

	Group I	Group II
Occupancy Status		
Primary	98.04%	94.07%
Second Home	0.63%	4.16%
Investment	1.33%	1.77%
Purpose		
Purchase	34.86%	40.47%
Refinance - Rate Term	42.91%	33.99%
Refinance - Cashout	22.23%	25.53%
Original LTV Ratio		
<= 50.000	9.10%	7.61%
50.001 - 55.000	3.36%	5.10%
55.001 - 60.000	4.95%	3.87%
60.001 - 65.000	7.46%	6.46%
65.001 - 70.000	14.42%	11.06%
70.001 - 75.000	12.04%	13.22%
75.001 - 80.000	39.25%	44.53%
80.001 - 85.000	1.46%	1.03%
85.001 - 90.000	4.86%	3.40%
90.001 - 95.000	2.82%	1.61%
95.001 - 100.000	0.27%	2.12%
Months to Next Rate Adj.		
1 - 3	0.38%	0.00%
4 - 6	1.06%	0.00%
7 - 9	1.37%	0.00%
10 - 12	0.82%	0.00%
13 - 15	0.37%	0.00%
16 - 18	1.12%	0.00%
19 - 21	18.13%	0.00%
22 - 24	3.55%	0.00%
28 - 30	0.68%	0.00%
31 - 33	20.63%	0.00%
34 - 36	47.98%	0.00%
40 - 42	1.21%	0.00%
43 - 45	1.62%	0.00%
46 - 48	1.08%	0.00%
49 - 51	0.00%	1.25%
52 - 54	0.00%	3.30%
55 - 57	0.00%	40.69%
58 - 60	0.00%	54.76%
Documentation Type		
Unknown	0.26%	0.00%
Full	75.11%	74.65%
Reduced	11.59%	16.85%
No Documentation	6.20%	5.18%
No Ratio	2.63%	1.54%
Stated Income / Stated Assets	4.20%	1.78%
Original Term(months)		
301 - 360	100.00%	100.00%

	Group I	Group II
Stated Term to Maturity(months)		
241 - 280	0.26%	0.00%
281 - 320	6.31%	0.00%
321 - 360	93.43%	100.00%
Seasoning (Months)		
0 Months	0.00%	1.80%
1 - 5	89.92%	93.65%
6 - 10	1.22%	3.30%
11 - 15	0.00%	0.66%
21 - 25	0.56%	0.00%
26 - 30	0.32%	0.00%
31 - 35	0.51%	0.59%
36 - 40	2.05%	0.00%
41 - 45	3.41%	0.00%
46 - 50	0.39%	0.00%
56 - 60	0.53%	0.00%
61 - 65	0.08%	0.00%
66 - 70	0.06%	0.00%
71 - 75	0.75%	0.00%
76 - 80	0.19%	0.00%

	Group III	Group IV	Groups I - IV Aggregate
Total Pool			
Number Of Loans	235	67	880
Aggregate Unpaid Principal Balance	104,260,361.26	31,430,146.90	337,848,388.41
Percent of Groups 1 - 4	30.86%	9.30%	100.00%
Average Unpaid Principal Balance	443,661.11	469,106.67	383,918.62
Minimum Unpaid Principal Balance	56,010.70	73,436.28	52,864.55
Maximum Unpaid Principal Balance	1,971,000.00	1,498,858.62	1,971,000.00
Weighted Averages			
Gross Coupon	6.511%	6.745%	6.484%
Net Coupon	6.134%	6.365%	6.090%
Original Term (months)	360	360	360
Stated Remaining Term to Maturity (months)	357	358	356
Original Loan to Value	68.73%	66.56%	70.41%
Credit Score	739	738	731
Gross Margin	2.127%	2.100%	2.597%
Net Margin	1.750%	1.720%	2.202%
Rate Cap at First Adjustment	4.986%	5.062%	4.204%
Periodic Rate Cap	1.317%	1.443%	1.588%
Maximum Interest Rate	11.555%	11.808%	11.731%
Months to Roll	82	118	62
Seasoning (months)	3	2	4

	Group III	Group IV	Groups I - IV Aggregate
Index Type			
Treasury - 1 Year	16.75%	13.28%	19.64%
Libor - 6 Month	83.25%	86.72%	53.35%
Libor - 1 Year	0.00%	0.00%	27.01%
Loan Type			
10YR FRM->ADJ	4.38%	100.00%	10.74%
2YR FRM->ADJ	0.00%	0.00%	6.94%
3YR FRM->ADJ	0.00%	0.00%	21.70%
5YR FRM->ADJ	0.00%	0.00%	29.97%
7YR FRM->ADJ	95.62%	0.00%	30.65%
Principal Balance			
0.01 - 100,000.00	0.96%	1.33%	0.83%
100,000.01 - 200,000.00	3.78%	1.99%	5.21%
200,000.01 - 300,000.00	1.92%	2.98%	9.91%
300,000.01 - 400,000.00	24.91%	21.10%	26.21%
400,000.01 - 500,000.00	20.11%	23.51%	23.68%
500,000.01 - 600,000.00	16.90%	16.60%	14.35%
600,000.01 - 700,000.00	6.71%	4.04%	7.29%
700,000.01 - 800,000.00	4.51%	7.17%	2.96%
800,000.01 - 900,000.00	5.71%	5.70%	3.05%
900,000.01 - 1,000,000.00	11.38%	6.36%	4.69%
1,200,000.01 >=	3.11%	9.22%	1.82%

	Group III	Group IV	Groups I - IV Aggregate
State			
Alabama	0.07%	0.00%	0.16%
Arizona	1.94%	0.00%	2.06%
California	32.93%	23.28%	48.96%
Colorado	1.12%	2.58%	3.21%
Connecticut	2.05%	4.45%	1.80%
District of Columbia	0.80%	1.70%	0.58%
Florida	8.04%	6.67%	3.88%
Georgia	2.71%	3.80%	2.82%
Hawaii	1.64%	0.00%	0.69%
Idaho	0.29%	0.00%	0.24%
Illinois	4.30%	5.13%	4.38%
Indiana	1.15%	0.00%	0.37%
Iowa	0.00%	1.08%	0.10%
Kansas	0.38%	0.00%	0.24%
Kentucky	0.36%	1.50%	0.36%
Louisiana	0.47%	1.86%	0.32%
Maine	0.32%	0.00%	0.10%
Maryland	1.63%	0.54%	2.19%
Massachusetts	2.55%	2.84%	2.06%
Michigan	2.57%	1.31%	1.17%
Minnesota	0.13%	3.95%	0.41%
Missouri	1.39%	0.00%	0.66%
Nebraska	0.00%	0.00%	0.04%
Nevada	0.60%	1.27%	1.43%
New Jersey	5.69%	9.38%	4.17%
New Mexico	0.20%	0.00%	0.14%
New York	6.52%	8.43%	3.38%
North Carolina	0.11%	4.77%	0.86%
North Dakota	0.10%	0.00%	0.03%
Ohio	3.33%	0.00%	1.33%
Oregon	1.55%	1.84%	0.69%
Pennsylvania	3.37%	3.61%	1.73%
Rhode Island	0.96%	0.00%	0.30%
South Carolina	0.36%	0.00%	0.11%
Tennessee	0.00%	0.00%	0.08%
Texas	2.37%	5.41%	2.33%
Utah	0.61%	0.00%	0.28%
Vermont	0.81%	0.00%	0.36%
Virginia	4.19%	2.14%	3.87%
Washington	1.79%	2.46%	1.37%
West Virginia	0.46%	0.00%	0.14%
Wisconsin	0.12%	0.00%	0.59%

	Group III	Group IV	Groups I - IV Aggregate
Gross Rate			
4.751 - 5.000	0.00%	0.00%	0.29%
5.001 - 5.250	0.00%	0.00%	1.15%
5.251 - 5.500	0.00%	0.00%	2.18%
5.501 - 5.750	0.00%	0.00%	5.19%
5.751 - 6.000	0.94%	0.00%	9.82%
6.001 - 6.250	13.34%	7.10%	13.34%
6.251 - 6.500	52.15%	42.87%	29.01%
6.501 - 6.750	24.30%	12.78%	16.30%
6.751 - 7.000	6.90%	14.78%	10.11%
7.001 - 7.250	1.53%	11.06%	7.38%
7.251 - 7.500	0.46%	6.46%	2.80%
7.501 - 7.750	0.22%	2.83%	1.89%
7.751 - 8.000	0.00%	2.11%	0.48%
8.001 - 8.250	0.16%	0.00%	0.05%
Gross Margin			
1.751 - 2.000	83.25%	86.72%	34.96%
2.001 - 2.250	0.00%	0.00%	29.64%
2.251 - 2.500	0.00%	0.00%	0.08%
2.501 - 2.750	15.49%	13.28%	19.09%
2.751 - 3.000	1.26%	0.00%	0.89%
3.001 - 3.250	0.00%	0.00%	0.22%
3.251 - 3.500	0.00%	0.00%	0.15%
3.501 - 3.750	0.00%	0.00%	0.75%
3.751 - 4.000	0.00%	0.00%	1.54%
4.001 - 4.250	0.00%	0.00%	3.32%
4.251 - 4.500	0.00%	0.00%	3.40%
4.501 - 4.750	0.00%	0.00%	2.77%
4.751 - 5.000	0.00%	0.00%	3.02%
5.001 - 5.250	0.00%	0.00%	0.08%
5.751 - 6.000	0.94%	0.00%	0.06%

	Group III	Group IV	Groups I - IV Aggregate
Maximum Rate			
10.001 - 10.250	0.00%	0.00%	0.11%
10.251 - 10.500	0.00%	0.00%	0.87%
10.501 - 10.750	0.00%	0.00%	1.75%
10.751 - 11.000	0.94%	0.00%	4.48%
11.001 - 11.250	12.59%	7.10%	11.67%
11.251 - 11.500	51.80%	42.87%	27.05%
11.501 - 11.750	22.80%	12.78%	16.49%
11.751 - 12.000	6.40%	13.50%	14.25%
12.001 - 12.250	1.53%	11.06%	9.05%
12.251 - 12.500	0.46%	6.46%	6.11%
12.501 - 12.750	0.22%	0.00%	3.69%
12.751 - 13.000	3.10%	1.27%	2.87%
13.001 - 13.250	0.00%	0.00%	0.60%
13.251 - 13.500	0.00%	0.00%	0.16%
13.501 - 13.750	0.00%	2.83%	0.53%
13.751 - 14.000	0.00%	2.11%	0.20%
14.001 - 14.250	0.16%	0.00%	0.05%
14.501 - 14.750	0.00%	0.00%	0.03%
16.251 - 16.500	0.00%	0.00%	0.04%
Credit Score			
Unknown	0.16%	0.00%	0.17%
<=550	0.38%	0.00%	0.16%
551 - 579	1.27%	0.00%	0.72%
580 - 619	0.00%	2.50%	0.48%
620 - 659	4.90%	7.13%	7.12%
660 - 699	13.24%	12.38%	16.77%
700 - 729	17.93%	16.59%	18.54%
730 >=	62.12%	61.40%	56.04%
Property Type			
Single Family Residence	75.92%	74.84%	71.14%
Townhouse	0.00%	0.00%	0.18%
Condo	5.84%	4.04%	5.95%
2-4 Family	2.09%	2.61%	2.47%
Co-op	1.85%	1.22%	0.71%
PUD	14.30%	17.29%	19.53%
Manufactured Housing	0.00%	0.00%	0.02%

	Group III	Group IV	Groups I - IV Aggregate
Occupancy			
Primary	91.93%	91.62%	94.40%
Second Home	3.43%	3.88%	2.82%
Investment	4.65%	4.50%	2.78%
Purpose			
Purchase	17.61%	18.01%	29.60%
Refinance - Rate Term	42.34%	45.42%	40.37%
Refinance – Cashout	40.05%	36.56%	30.03%
Original LTV Ratio			
<= 50.000	14.79%	21.03%	11.53%
50.001 - 55.000	4.96%	8.99%	4.88%
55.001 - 60.000	7.66%	3.96%	5.38%
60.001 - 65.000	6.57%	12.14%	7.33%
65.001 - 70.000	7.13%	6.18%	10.42%
70.001 - 75.000	20.15%	12.29%	14.91%
75.001 - 80.000	24.76%	22.39%	34.72%
80.001 - 85.000	1.39%	2.62%	1.45%
85.001 - 90.000	4.74%	0.00%	3.95%
90.001 - 95.000	2.04%	1.15%	2.07%
95.001 - 100.000	5.81%	9.25%	3.35%
Months to Next Rate Adj.			
1 - 3	0.00%	0.00%	0.12%
4 - 6	0.00%	0.00%	0.33%
7 - 9	0.00%	0.00%	0.42%
10 - 12	0.00%	0.00%	0.25%
13 - 15	0.00%	0.00%	0.11%
16 - 18	0.00%	0.00%	0.34%
19 - 21	0.00%	0.00%	5.57%
22 - 24	0.00%	0.00%	1.09%
28 - 30	0.00%	0.00%	0.21%
31 - 33	0.00%	0.00%	6.34%
34 - 36	0.00%	0.00%	14.73%
40 - 42	0.00%	0.00%	0.37%
43 - 45	0.00%	0.00%	0.50%
46 - 48	0.00%	0.00%	0.33%
49 - 51	0.00%	0.00%	0.36%
52 - 54	0.00%	0.00%	0.96%
55 - 57	0.00%	0.00%	11.85%
58 - 60	0.00%	0.00%	15.95%
64 - 66	0.96%	0.00%	0.30%
73 - 75	1.36%	0.00%	0.42%
76 - 78	1.87%	0.00%	0.58%
79 - 81	13.75%	0.00%	4.24%
82 - 84	81.94%	0.00%	25.29%
91 - 93	0.12%	0.00%	0.04%
112 - 114	0.00%	8.53%	0.79%
115 - 117	0.00%	24.42%	2.27%
118 - 120	0.00%	67.05%	6.24%

	Group III	Group IV	Groups I - IV Aggregate
Documentation Type			
Unknown	0.00%	0.00%	0.08%
Full	57.99%	53.34%	67.67%
Reduced	42.01%	46.66%	25.77%
No Documentation	0.00%	0.00%	3.41%
No Ratio	0.00%	0.00%	1.26%
Stated Income / Stated Assets	0.00%	0.00%	1.81%
Original Term			
301 - 360	100.00%	100.00%	100.00%
Stated Remaining Term to Maturity(months)			
241 - 280	0.00%	0.00%	0.08%
281 - 320	3.32%	0.00%	2.96%
321 - 360	96.68%	100.00%	96.96%
Seasoning (Months)			
0 Months	1.67%	0.00%	1.04%
1 - 5	92.49%	91.47%	91.94%
6 - 10	0.00%	8.53%	2.13%
11 - 15	0.50%	0.00%	0.35%
16 - 20	0.96%	0.00%	0.30%
21 - 25	0.00%	0.00%	0.17%
26 - 30	0.12%	0.00%	0.14%
31 - 35	0.00%	0.00%	0.33%
36 - 40	1.48%	0.00%	1.08%
41 - 45	1.93%	0.00%	1.64%
46 - 50	0.86%	0.00%	0.38%
56 - 60	0.00%	0.00%	0.16%
61 - 65	0.00%	0.00%	0.03%
66 - 70	0.00%	0.00%	0.02%
71 - 75	0.00%	0.00%	0.23%
76 - 80	0.00%	0.00%	0.06%

	Group V
Total Pool	
Number Of Loans	856
Aggregate Unpaid Principal Balance	190,892,958.90
Average Unpaid Principal Balance	223,005.79
Minimum Unpaid Principal Balance	22,447.95
Maximum Unpaid Principal Balance	998,404.01

	Group V
Weighted Averages	
Gross Coupon	8.374%
Net Coupon	7.578%
Original Term (months)	360
Stated Remaining Term to Maturity (months)	356
Original Loan to Value	82.41%
Credit Score	685
Gross Margin	4.876%
Net Margin	4.236%
Rate Cap at First Adjustment	3.084%
Periodic Rate Cap	1.046%
Maximum Interest Rate	13.946%
Months to Roll	24
Seasoning (months)	4
Index Type	
Treasury - 1 Year	2.80%
Treasury - 3 Year	0.10%
Libor - 6 Month	97.10%
Loan Type	
1YR ADJ	0.09%
2YR FRM->ADJ	83.58%
3YR FRM->ADJ	8.68%
5YR FRM->ADJ	7.55%
6MO ADJ	0.10%
Principal Balance	
0.01 - 100,000.00	6.64%
100,000.01 - 200,000.00	25.55%
200,000.01 - 300,000.00	23.37%
300,000.01 - 400,000.00	10.24%
400,000.01 - 500,000.00	11.29%
500,000.01 - 600,000.00	9.61%
600,000.01 - 700,000.00	5.04%
700,000.01 - 800,000.00	1.49%
800,000.01 - 900,000.00	2.66%
900,000.01 - 1,000,000.00	4.13%

State	Group V
Alabama	0.08%
Arizona	2.40%
California	51.92%
Colorado	3.65%
Connecticut	1.52%
Delaware	0.01%
District of Columbia	0.26%
Florida	4.15%
Georgia	1.56%
Hawaii	0.30%
Illinois	2.95%
Indiana	0.21%
Iowa	0.46%
Kansas	0.18%
Kentucky	0.24%
Louisiana	0.11%
Maryland	1.08%
Massachusetts	1.06%
Michigan	5.52%
Minnesota	0.69%
Missouri	0.22%
Nebraska	0.05%
Nevada	1.50%
New Hampshire	0.25%
New Jersey	1.40%
New Mexico	0.51%
New York	4.31%
North Carolina	0.54%
North Dakota	0.20%
Ohio	2.56%
Oregon	0.95%
Pennsylvania	0.77%
Rhode Island	0.45%
South Carolina	0.94%
Tennessee	0.63%
Texas	1.30%
Utah	1.33%
Virginia	1.34%
Washington	2.06%
West Virginia	0.02%
Wisconsin	0.23%
Wyoming	0.09%

Gross Rate	Group V
5.251 - 5.500	0.05%
5.501 - 5.750	0.02%
6.251 - 6.500	0.60%
6.501 - 6.750	2.02%
6.751 - 7.000	1.10%
7.001 - 7.250	1.53%
7.251 - 7.500	11.53%
7.501 - 7.750	11.83%
7.751 - 8.000	16.50%
8.001 - 8.250	6.36%
8.251 - 8.500	10.24%
8.501 - 8.750	7.69%
8.751 - 9.000	12.47%
9.001 - 9.250	3.12%
9.251 - 9.500	5.59%
9.501 - 9.750	3.08%
9.751 - 10.000	2.64%
10.001 - 10.250	1.30%
10.251 - 10.500	0.65%
10.501 - 10.750	0.41%
10.751 - 11.000	0.68%
11.001 - 11.250	0.36%
11.251 - 11.500	0.14%
11.501 - 11.750	0.02%
11.751 - 12.000	0.08%

	Group V
Gross Margin	
1.751 - 2.000	0.09%
2.001 - 2.250	0.15%
2.501 - 2.750	1.72%
2.751 - 3.000	0.85%
3.001 - 3.250	0.98%
3.251 - 3.500	2.96%
3.501 - 3.750	5.20%
3.751 - 4.000	5.50%
4.001 - 4.250	2.23%
4.251 - 4.500	3.88%
4.501 - 4.750	5.75%
4.751 - 5.000	44.80%
5.001 - 5.250	6.37%
5.251 - 5.500	5.55%
5.501 - 5.750	3.84%
5.751 - 6.000	4.67%
6.001 - 6.250	1.49%
6.251 - 6.500	1.78%
6.501 - 6.750	0.86%
6.751 - 7.000	1.13%
7.001 - 7.250	0.09%
7.251 - 7.500	0.07%
7.501 - 7.750	0.03%
8.001 - 8.250	0.03%

	Group V
Maximum Rate	
11.251 - 11.500	0.05%
12.251 - 12.500	6.79%
12.501 - 12.750	9.18%
12.751 - 13.000	12.12%
13.001 - 13.250	4.51%
13.251 - 13.500	10.16%
13.501 - 13.750	7.59%
13.751 - 14.000	12.52%
14.001 - 14.250	3.82%
14.251 - 14.500	5.74%
14.501 - 14.750	4.67%
14.751 - 15.000	5.42%
15.001 - 15.250	2.90%
15.251 - 15.500	5.35%
15.501 - 15.750	2.82%
15.751 - 16.000	2.71%
16.001 - 16.250	1.30%
16.251 - 16.500	0.68%
16.501 - 16.750	0.41%
16.751 - 17.000	0.65%
17.001 - 17.250	0.33%
17.251 - 17.500	0.14%
17.501 - 17.750	0.02%
17.751 - 18.000	0.08%
18.001 - 18.250	0.03%
Credit Score	
Unknown	0.21%
580 - 619	2.42%
620 - 659	28.27%
660 - 699	34.00%
700 - 729	16.56%
730 >=	18.53%
Property Type	
Single Family Residence	69.24%
Condo	7.87%
2-4 Family	8.67%
PUD	14.23%

	Group V
Occupancy Status	
Primary	92.57%
Second Home	0.86%
Investment	6.57%
Loan Purpose	
Purchase	70.65%
Refinance - Rate Term	6.64%
Refinance - Cashout	22.72%
Original LTV Ratio	
<= 50.000	1.04%
50.001 - 55.000	0.59%
55.001 - 60.000	0.99%
60.001 - 65.000	2.50%
65.001 - 70.000	5.10%
70.001 - 75.000	10.03%
75.001 - 80.000	42.54%
80.001 - 85.000	5.03%
85.001 - 90.000	9.82%
90.001 - 95.000	16.68%
95.001 - 100.000	5.68%
Months to Next Rate Adj.	
1 - 3	0.43%
4 - 6	0.78%
7 - 9	0.01%
10 - 12	0.69%
13 - 15	0.43%
16 - 18	2.69%
19 - 21	59.00%
22 - 24	21.15%
28 - 30	0.77%
31 - 33	5.81%
34 - 36	1.35%
40 - 42	0.14%
52 - 54	1.68%
55 - 57	3.77%
58 - 60	1.30%
Documentation Type	
Full	29.67%
Reduced	24.19%
No Documentation	24.18%
No Ratio	9.64%
Stated Income / Stated Assets	12.32%
Original Term	
181 - 300	0.01%
301 - 360	99.99%
Stated Remaining Term to	

	Group V
Maturity(months)	
<= 180	0.01%
181 - 240	0.02%
281 - 320	0.71%
321 - 360	99.26%
Seasoning (Months)	
1 - 5	92.54%
6 - 10	5.32%
11 - 15	0.22%
16 - 20	0.14%
21 - 25	0.71%
26 - 30	0.15%
31 - 35	0.17%
36 - 40	0.01%
56 - 60	0.71%
156 - 160	0.02%

CSFB-2002-AR13-G1234-P1 - Price/Yield - 1A1

CSFB 2002-AR13 CLASS I-A

Balance	$99,867,000.00	Delay	24	***COUPON: EQUALS RELATED COLLATERAL GROUP'S NET WAC LESS 0.05%**
Coupon*	5.8886	Dated	4/1/2002	
Settle**	5/9/2002	First Payment	5/25/2002	**RUN TO THE BALLOON IN MONTH 30**

Price	*10 CPR*	*20 CPR*	*22 CPR*	*25 CPR*	*30 CPR*	*35 CPR*	*40 CPR*	*45 CPR*	*50 CPR*	*60 CPR*
101-18	4.896	4.757	4.726	4.676	4.584	4.483	4.368	4.239	4.092	3.721
101-19	4.880	4.739	4.707	4.656	4.564	4.460	4.344	4.213	4.063	3.686
101-20	4.865	4.721	4.689	4.637	4.543	4.438	4.320	4.187	4.034	3.652
101-21	4.849	4.703	4.670	4.618	4.522	4.416	4.295	4.160	4.006	3.617
101-22	4.833	4.685	4.652	4.598	4.501	4.393	4.271	4.134	3.977	3.583
101-23	4.817	4.667	4.633	4.579	4.481	4.371	4.247	4.108	3.949	3.549
101-24	4.802	4.649	4.615	4.560	4.460	4.348	4.223	4.082	3.920	3.514
101-25	4.786	4.631	4.596	4.541	4.439	4.326	4.199	4.056	3.892	3.480
101-26	4.770	4.614	4.578	4.521	4.419	4.304	4.175	4.029	3.863	3.446
101-27	4.755	4.596	4.560	4.502	4.398	4.282	4.151	4.003	3.835	3.411
101-28	4.739	4.578	4.541	4.483	4.377	4.259	4.126	3.977	3.806	3.377
101-29	4.723	4.560	4.523	4.464	4.357	4.237	4.102	3.951	3.778	3.343
101-30	4.708	4.542	4.504	4.445	4.336	4.215	4.078	3.925	3.749	3.309
101-31	4.692	4.524	4.486	4.425	4.315	4.192	4.054	3.899	3.721	3.274
102-00	4.677	4.506	4.468	4.406	4.295	4.170	4.030	3.873	3.692	3.240
102-01	4.661	4.488	4.449	4.387	4.274	4.148	4.006	3.847	3.664	3.206
102-02	4.645	4.471	4.431	4.368	4.254	4.126	3.982	3.820	3.636	3.172
WAL	2.13	1.85	1.79	1.72	1.59	1.47	1.35	1.24	1.13	0.93
Mod Durn	1.95	1.7	1.66	1.59	1.47	1.37	1.26	1.17	1.07	0.89
Principal Window	May02 - Oct04	May02 - Oct04	May02 - Oct04	May02 - Oct04	May02 - Oct04	May02 - Oct04	May02 - Oct04	May02 - Oct04	May02 - Oct04	May02 - Oct04
Accrued Interest	620742.63	620742.63	620742.63	620742.63	620742.63	620742.63	620742.63	620742.63	620742.63	620742.63
LIBOR_6MO	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12
LIBOR_1YR	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634
CMT_1YR	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36

****CLASS SETTLES WITH 38 DAYS OF ACCRUED INTEREST**

CSFB-2002-AR13-G1234-P1 - Price/Yield - 2A1

Balance	$94,709,000.00	Delay	24
Coupon*	6.0641	Dated	4/1/2002
Settle**	5/9/2002	First Payment	5/25/2002

*COUPON: EQUALS RELATED COLLATERAL GROUP'S NET WAC LESS 0.05%

RUN TO THE BALLOON IN MONTH 57

Price	10 CPR	20 CPR	22 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR	60 CPR
101-16	5.525	5.365	5.328	5.270	5.162	5.040	4.902	4.748	4.572	4.139
101-17	5.515	5.353	5.315	5.256	5.146	5.022	4.882	4.725	4.547	4.106
101-18	5.505	5.340	5.302	5.242	5.130	5.005	4.863	4.703	4.521	4.074
101-19	5.495	5.328	5.289	5.228	5.115	4.987	4.843	4.681	4.496	4.042
101-20	5.485	5.315	5.276	5.214	5.099	4.969	4.823	4.658	4.471	4.010
101-21	5.476	5.303	5.263	5.200	5.083	4.952	4.803	4.636	4.446	3.978
101-22	5.466	5.290	5.250	5.186	5.067	4.934	4.783	4.614	4.421	3.946
101-23	5.456	5.278	5.237	5.172	5.052	4.916	4.763	4.591	4.396	3.914
101-24	5.446	5.265	5.224	5.158	5.036	4.899	4.743	4.569	4.371	3.882
101-25	5.436	5.253	5.211	5.144	5.020	4.881	4.724	4.547	4.346	3.851
101-26	5.426	5.240	5.198	5.130	5.005	4.863	4.704	4.525	4.321	3.819
101-27	5.416	5.228	5.185	5.116	4.989	4.846	4.684	4.502	4.296	3.787
101-28	5.407	5.216	5.172	5.102	4.973	4.828	4.664	4.480	4.271	3.755
101-29	5.397	5.203	5.159	5.088	4.958	4.811	4.645	4.458	4.246	3.723
101-30	5.387	5.191	5.146	5.074	4.942	4.793	4.625	4.436	4.221	3.691
101-31	5.377	5.178	5.133	5.060	4.926	4.776	4.605	4.413	4.196	3.660
102-00	5.367	5.166	5.120	5.046	4.911	4.758	4.585	4.391	4.171	3.628
WAL	3.58	2.79	2.66	2.46	2.17	1.92	1.69	1.49	1.31	1.01
Mod Durn	3.1	2.45	2.34	2.19	1.95	1.73	1.54	1.37	1.22	0.96
Principal Window	May02 - Jan07	May02 - Jan07	May02 - Jan07	May02 - Jan07	May02 - Jan07	May02 - Jan07	May02 - Jan07	May02 - Jan07	May02 - Jan07	May02 - Jan07
Accrued Interest	606229.05	606229.05	606229.05	606229.05	606229.05	606229.05	606229.05	606229.05	606229.05	606229.05
LIBOR_6MO	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12
LIBOR_1YR	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634
CMT_1YR	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36

**CLASS SETTLES WITH 38 DAYS OF ACCRUED INTEREST

CSFB-2002-AR13-G1234-P1 - Price/Yield - 3A1

CSFB 2002-AR13 CLASS III-A

Balance	$100,350,000.00	Delay	24
Coupon*	5.7539	Dated	4/1/2002
Settle**	5/9/2002	First Payment	5/25/2002

*COUPON: EQUALS RELATED COLLATERAL GROUP'S NET WAC LESS 0.38% THROUGH MONTH 80, THEN GROUP'S NET WAC

RUN TO THE BALLOON IN MONTH 82

Price	10 CPR	20 CPR	22 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR	60 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-08	5.660	5.603	5.589	5.567	5.528	5.483	5.432	5.376	5.313	5.160
100-09	5.652	5.592	5.578	5.555	5.513	5.466	5.413	5.354	5.288	5.128
100-10	5.645	5.581	5.566	5.543	5.499	5.449	5.394	5.332	5.263	5.095
100-11	5.637	5.570	5.555	5.530	5.484	5.433	5.375	5.310	5.238	5.063
100-12	5.629	5.560	5.544	5.518	5.470	5.416	5.356	5.288	5.213	5.030
100-13	5.621	5.549	5.532	5.505	5.455	5.399	5.337	5.267	5.188	4.998
100-14	5.613	5.538	5.521	5.493	5.441	5.383	5.318	5.245	5.163	4.966
100-15	5.605	5.527	5.509	5.480	5.427	5.366	5.299	5.223	5.138	4.934
100-16	5.597	5.517	5.498	5.468	5.412	5.350	5.280	5.201	5.114	4.901
100-17	5.589	5.506	5.487	5.456	5.398	5.333	5.261	5.180	5.089	4.869
100-18	5.582	5.495	5.475	5.443	5.384	5.317	5.242	5.158	5.064	4.837
100-19	5.574	5.485	5.464	5.431	5.369	5.300	5.223	5.136	5.039	4.805
100-20	5.566	5.474	5.453	5.418	5.355	5.284	5.204	5.114	5.014	4.773
100-21	5.558	5.463	5.441	5.406	5.341	5.267	5.185	5.093	4.990	4.741
100-22	5.550	5.453	5.430	5.394	5.326	5.251	5.166	5.071	4.965	4.708
100-23	5.542	5.442	5.419	5.381	5.312	5.234	5.147	5.049	4.940	4.676
100-24	5.535	5.431	5.407	5.369	5.298	5.218	5.128	5.028	4.916	4.644
WAL	4.75	3.4	3.18	2.89	2.46	2.11	1.82	1.57	1.38	1.03
Mod Durn	3.93	2.89	2.72	2.49	2.15	1.87	1.63	1.42	1.25	0.96
Principal Window	May02 - Feb09	May02 - Feb09	May02 - Feb09	May02 - Feb09	May02 - Feb09	May02 - Feb09	May02 - Feb09	May02 - Feb09	May02 - Feb09	May02 - Feb09
Accrued Interest	609479.5	609479.5	609479.5	609479.5	609479.5	609479.5	609479.5	609479.5	609479.5	609479.5
LIBOR_6MO	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12
LIBOR_1YR	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634
CMT_1YR	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36

**CLASS SETTLES WITH 38 DAYS OF ACCRUED INTEREST

CSFB-2002-AR13-G1234-P1 - Price/Yield - 4A1

CSFB 2002-AR13 CLASS IV-A

Balance	$30,251,000.00	Delay	24
Coupon*	6.3654	Dated	4/1/2002
Settle**	5/9/2002	First Payment	5/25/2002

*COUPON: EQUALS RELATED COLLATERAL GROUP'S NET WAC

RUN TO THE BALLOON IN MONTH 118

Price	10 CPR	20 CPR	22 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR	60 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-20	6.005	5.800	5.752	5.676	5.537	5.383	5.213	5.027	4.820	4.329
101-21	5.999	5.790	5.742	5.665	5.524	5.367	5.195	5.006	4.796	4.297
101-22	5.992	5.781	5.732	5.653	5.510	5.351	5.176	4.984	4.772	4.266
101-23	5.985	5.771	5.721	5.642	5.496	5.336	5.158	4.963	4.747	4.234
101-24	5.979	5.761	5.711	5.630	5.483	5.320	5.139	4.942	4.723	4.203
101-25	5.972	5.752	5.700	5.619	5.469	5.304	5.121	4.921	4.699	4.171
101-26	5.965	5.742	5.690	5.607	5.456	5.288	5.103	4.900	4.675	4.140
101-27	5.959	5.732	5.680	5.596	5.442	5.272	5.084	4.879	4.651	4.108
101-28	5.952	5.723	5.669	5.584	5.429	5.256	5.066	4.858	4.627	4.077
101-29	5.946	5.713	5.659	5.573	5.415	5.240	5.048	4.837	4.603	4.046
101-30	5.939	5.703	5.649	5.561	5.402	5.225	5.029	4.816	4.578	4.014
101-31	5.932	5.694	5.638	5.550	5.388	5.209	5.011	4.795	4.554	3.983
102-00	5.926	5.684	5.628	5.538	5.374	5.193	4.993	4.774	4.530	3.952
102-01	5.919	5.674	5.618	5.527	5.361	5.177	4.975	4.753	4.506	3.921
102-02	5.912	5.665	5.607	5.515	5.347	5.162	4.956	4.732	4.482	3.889
102-03	5.906	5.655	5.597	5.504	5.334	5.146	4.938	4.711	4.458	3.858
102-04	5.899	5.645	5.587	5.492	5.321	5.130	4.920	4.690	4.434	3.827
WAL	5.95	3.86	3.58	3.16	2.62	2.2	1.86	1.59	1.37	1.03
Mod Durn	4.6	3.15	2.94	2.65	2.25	1.93	1.66	1.45	1.26	0.97
Principal Window	May02 - Feb12	May02 - Feb12	May02 - Feb12	May02 - Feb12	May02 - Feb12	May02 - Feb12	May02 - Feb12	May02 - Feb12	May02 - Feb12	May02 - Feb12
Accrued Interest	203258.01	203258.01	203258.01	203258.01	203258.01	203258.01	203258.01	203258.01	203258.01	203258.01
LIBOR_6MO	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12
LIBOR_1YR	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634
CMT_1YR	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36

**CLASS SETTLES WITH 38 DAYS OF ACCRUED INTEREST

CSFB-2002-AR13-G125-P1 - Price/Yield - VA1

Balance	$177,817,000.00	Delay	0	Index	LIBOR_1MO | 1.84
Coupon*	2.19	Dated	5/9/2002	Mult / Margin	1 / 0.35
Settle	5/9/2002	First Payment	5/25/2002	Cap / Floor	999 / 0

*COUPON: WILL EQUAL THE LESSER OF (I) LIBOR + THE INDICATED MARGIN, AND (II) THE NET FUNDS CAP
RUN TO THE GROUP V 5% CALL

Price	*10 CPR, Call (Y)*	*15 CPR, Call (Y)*	*20 CPR, Call (Y)*	*25 CPR, Call (Y)*	*30 CPR, Call (Y)*	*35 CPR, Call (Y)*	*40 CPR, Call (Y)*	*45 CPR, Call (Y)*	*50 CPR, Call (Y)*	*60 CPR, Call (Y)*	
100-00	2.20	2.20	2.20	2.20	2.20	2.20	2.20	2.20	2.20	2.20	Yield
100-00	35	35	35	35	35	35	35	35	35	35	Disc Margin
WAL	7.25	5.07	3.81	3	2.44	2.03	1.72	1.48	1.28	0.97	
Mod Durn	6.38	4.62	3.55	2.84	2.34	1.96	1.67	1.44	1.25	0.96	
Principal Window	May02 - Apr24	May02 - Sep18	May02 - Nov14	May02 - Apr12	May02 - Jun10	May02 - Feb09	May02 - Jan08	May02 - Apr07	May02 - Aug06	May02 - Jul05	
Accrued Interest	0	0	0	0	0	0	0	0	0	0	
LIBOR_1MO	1.84	1.84	1.84	1.84	1.84	1.84	1.84	1.84	1.84	1.84	
LIBOR_6MO	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	
LIBOR_1YR	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	
CMT_1YR	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	
CMT_3YR	3.85	3.85	3.85	3.85	3.85	3.85	3.85	3.85	3.85	3.85	

CSFB-2002-AR13-G1234-P1 - Price/Yield - CB11

CSFB 2002-AR13 CLASS C-B-1

Balance	$5,914,000.00	Delay	24
Coupon*	6.0598	Dated	4/1/2002
Settle**	5/9/2002	First Payment	5/25/2002

*COUPON: EFFECTIVELY EQUALS WEIGHTED AVERAGE OF NET WAC'S OF GROUPS I, II, III AND IV

RUN TO THE BALLOON IN MONTH 62

Price	10 CPR	20 CPR	22 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR	60 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-08	6.145	6.158	6.163	6.169	6.178	6.189	6.201	6.215	6.229	6.257
99-10	6.130	6.142	6.146	6.152	6.160	6.170	6.180	6.193	6.205	6.229
99-12	6.115	6.126	6.130	6.135	6.142	6.151	6.160	6.170	6.181	6.201
99-14	6.100	6.110	6.114	6.118	6.124	6.132	6.139	6.148	6.157	6.173
99-16	6.085	6.094	6.097	6.101	6.107	6.113	6.119	6.126	6.133	6.145
99-18	6.071	6.079	6.081	6.084	6.089	6.094	6.098	6.104	6.108	6.117
99-20	6.056	6.063	6.065	6.067	6.071	6.075	6.078	6.081	6.084	6.090
99-22	6.041	6.047	6.048	6.050	6.053	6.056	6.058	6.059	6.061	6.062
99-24	6.026	6.031	6.032	6.034	6.035	6.036	6.037	6.037	6.037	6.034
99-26	6.011	6.015	6.016	6.017	6.017	6.017	6.017	6.015	6.013	6.007
99-28	5.996	5.999	6.000	6.000	6.000	5.998	5.997	5.993	5.989	5.979
99-30	5.982	5.984	5.984	5.983	5.982	5.980	5.976	5.971	5.965	5.951
100-00	5.967	5.968	5.967	5.966	5.964	5.961	5.956	5.949	5.941	5.924
100-02	5.952	5.952	5.951	5.950	5.946	5.942	5.936	5.927	5.917	5.896
100-04	5.937	5.936	5.935	5.933	5.929	5.923	5.915	5.905	5.893	5.869
100-06	5.922	5.921	5.919	5.916	5.911	5.904	5.895	5.883	5.869	5.841
100-08	5.908	5.905	5.903	5.899	5.893	5.885	5.875	5.861	5.846	5.814
WAL	5.02	4.66	4.53	4.38	4.09	3.81	3.53	3.24	2.97	2.54
Mod Durn	4.2	3.93	3.83	3.7	3.49	3.27	3.05	2.81	2.6	2.25
Principal Window	May02 - Jun07	May02 - Jun07	May02 - Jun07	May02 - Jun07	May02 - Jun07	May02 - Jun07	May02 - Jun07	May02 - Jun07	May02 - Jun07	May02 - Jun07
Accrued Interest	37828.34	37828.34	37828.34	37828.34	37828.34	37828.34	37828.34	37828.34	37828.34	37828.34
LIBOR_6MO	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12
LIBOR_1YR	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634
CMT_1YR	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36

**CLASS SETTLES WITH 38 DAYS OF ACCRUED INTEREST

CSFB-2002-AR13-G1234-P1 - Price/Yield - CB21

CSFB 2002-AR13 CLASS C-B-2

Balance	$2,534,000.00	Delay	24	***COUPON: EFFECTIVELY EQUALS WEIGHTED AVERAGE OF NET WAC'S OF GROUPS I, II, III AND IV**
Coupon*	6.0598	Dated	4/1/2002	
Settle**	5/9/2002	First Payment	5/25/2002	**RUN TO THE BALLOON IN MONTH 62**

Price	10 CPR	20 CPR	22 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR	60 CPR
98-04	6.415	6.447	6.459	6.476	6.503	6.536	6.573	6.619	6.667	6.763
98-06	6.400	6.431	6.442	6.458	6.485	6.517	6.552	6.596	6.642	6.734
98-08	6.385	6.415	6.426	6.441	6.467	6.498	6.531	6.574	6.618	6.706
98-10	6.370	6.398	6.409	6.424	6.449	6.478	6.511	6.551	6.593	6.678
98-12	6.355	6.382	6.393	6.407	6.431	6.459	6.490	6.529	6.569	6.649
98-14	6.340	6.366	6.376	6.390	6.413	6.439	6.469	6.506	6.544	6.621
98-16	6.325	6.350	6.360	6.373	6.394	6.420	6.448	6.484	6.520	6.593
98-18	6.310	6.334	6.343	6.356	6.376	6.401	6.428	6.461	6.496	6.565
98-20	6.295	6.318	6.327	6.339	6.358	6.381	6.407	6.439	6.471	6.537
98-22	6.280	6.302	6.310	6.321	6.340	6.362	6.386	6.416	6.447	6.509
98-24	6.265	6.286	6.294	6.304	6.322	6.343	6.366	6.394	6.423	6.480
98-26	6.250	6.270	6.277	6.287	6.304	6.324	6.345	6.371	6.398	6.452
98-28	6.235	6.254	6.261	6.270	6.286	6.304	6.324	6.349	6.374	6.424
98-30	6.220	6.238	6.245	6.253	6.268	6.285	6.304	6.326	6.350	6.396
99-00	6.205	6.222	6.228	6.236	6.250	6.266	6.283	6.304	6.326	6.368
99-02	6.190	6.206	6.212	6.219	6.232	6.247	6.262	6.282	6.301	6.340
99-04	6.175	6.190	6.195	6.202	6.214	6.227	6.242	6.259	6.277	6.312
WAL	5.02	4.66	4.53	4.36	4.09	3.81	3.53	3.24	2.97	2.54
Mod Durn	4.19	3.92	3.82	3.69	3.48	3.26	3.04	2.8	2.59	2.24
Principal Window	May02 - Jun07	May02 - Jun07	May02 - Jun07	May02 - Jun07	May02 - Jun07	May02 - Jun07	May02 - Jun07	May02 - Jun07	May02 - Jun07	May02 - Jun07
Accrued Interest	16208.49	16208.49	16208.49	16208.49	16208.49	16208.49	16208.49	16208.49	16208.49	16208.49
LIBOR_6MO	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12
LIBOR_1YR	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634
CMT_1YR	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36

**CLASS SETTLES WITH 38 DAYS OF ACCRUED INTEREST

CSFB-2002-AR13-G1234-P1 - Price/Yield - CB31

CSFB 2002-AR13 CLASS C-B-3

Balance	$1,689,000.00	Delay	24
Coupon*	6.0598	Dated	4/1/2002
Settle**	5/9/2002	First Payment	5/25/2002

*COUPON: EFFECTIVELY EQUALS WEIGHTED AVERAGE OF NET WAC'S OF GROUPS I, II, III AND IV

RUN TO THE BALLOON IN MONTH 62

Price	10 CPR	20 CPR	22 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR	60 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
95-24	6.999	7.070	7.099	7.138	7.208	7.287	7.378	7.494	7.615	7.860
95-28	6.968	7.037	7.065	7.103	7.168	7.247	7.335	7.447	7.564	7.802
96-00	6.937	7.004	7.031	7.068	7.131	7.207	7.292	7.400	7.514	7.743
96-04	6.906	6.971	6.997	7.032	7.093	7.167	7.249	7.354	7.463	7.684
96-08	6.875	6.937	6.963	6.997	7.056	7.127	7.206	7.307	7.413	7.626
96-12	6.844	6.904	6.929	6.962	7.019	7.087	7.164	7.261	7.362	7.568
96-16	6.813	6.871	6.895	6.927	6.982	7.047	7.121	7.214	7.312	7.509
96-20	6.782	6.838	6.861	6.892	6.944	7.008	7.078	7.168	7.262	7.451
96-24	6.751	6.806	6.827	6.857	6.907	6.968	7.036	7.122	7.212	7.393
96-28	6.720	6.773	6.793	6.822	6.870	6.928	6.993	7.076	7.162	7.335
97-00	6.690	6.740	6.760	6.787	6.833	6.889	6.951	7.030	7.112	7.278
97-04	6.659	6.707	6.726	6.752	6.796	6.849	6.909	6.984	7.062	7.220
97-08	6.628	6.674	6.693	6.717	6.760	6.810	6.866	6.938	7.012	7.162
97-12	6.598	6.642	6.659	6.683	6.723	6.771	6.824	6.892	6.963	7.105
97-16	6.567	6.609	6.626	6.648	6.688	6.731	6.782	6.846	6.913	7.048
97-20	6.537	6.577	6.592	6.613	6.649	6.692	6.740	6.801	6.864	6.990
97-24	6.506	6.544	6.559	6.579	6.613	6.653	6.698	6.755	6.814	6.933
WAL	5.02	4.66	4.53	4.36	4.09	3.81	3.53	3.24	2.97	2.54
Mod Dum	4.17	3.9	3.8	3.67	3.46	3.24	3.02	2.78	2.56	2.22
Principal Window	May02 - Jun07	May02 - Jun07	May02 - Jun07	May02 - Jun07	May02 - Jun07	May02 - Jun07	May02 - Jun07	May02 - Jun07	May02 - Jun07	May02 - Jun07
Accrued Interest	10803.53	10803.53	10803.53	10803.53	10803.53	10803.53	10803.53	10803.53	10803.53	10803.53
LIBOR_6MO	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12
LIBOR_1YR	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634
CMT_1YR	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36

**CLASS SETTLES WITH 38 DAYS OF ACCRUED INTEREST

CSFB-2002-AR13-G125-P1 - Price/Yield - VM1

Balance	$8,686,000.00	Delay	0	Index	LIBOR_1MO | 1.84
Coupon*	2.79	Dated	5/9/2002	Mult / Margin	1 / 0.95
Settle	5/9/2002	First Payment	5/25/2002	Cap / Floor	999 / 0

*COUPON: WILL EQUAL THE LESSER OF (I) LIBOR + THE INDICATED MARGIN, AND (II) THE NET FUNDS CAP
RUN TO THE GROUP V 5% CALL

Price	10 CPR, Call (Y)	15 CPR, Call (Y)	20 CPR, Call (Y)	25 CPR, Call (Y)	30 CPR, Call (Y)	35 CPR, Call (Y)	40 CPR, Call (Y)	45 CPR, Call (Y)	50 CPR, Call (Y)	60 CPR, Call (Y)	
100-00	2.806	2.806	2.806	2.806	2.806	2.806	2.806	2.806	2.806	2.806	Yield
100-00	95	95	95	95	95	95	95	95	95	95	Disc Margin
WAL	12.62	8.9	6.7	5.28	4.3	3.58	3.03	2.6	2.25	1.71	
Mod Dum	10.4	7.73	6.02	4.85	4.01	3.38	2.89	2.5	2.17	1.66	
Principal Window	Apr08 - Apr24	May06 - Sep18	Apr05 - Nov14	Sep04 - Apr12	Mar04 - Jun10	Nov03 - Feb09	Sep03 - Jan08	Jun03 - Apr07	Apr03 - Aug06	Jan03 - Jul05	
Accrued Interest	0	0	0	0	0	0	0	0	0	0	
LIBOR_1MO	1.84	1.84	1.84	1.84	1.84	1.84	1.84	1.84	1.84	1.84	
LIBOR_6MO	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	
LIBOR_1YR	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	
CMT_1YR	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	
CMT_3YR	3.85	3.85	3.85	3.85	3.85	3.85	3.85	3.85	3.85	3.85	

CSFB-2002-AR13-G125-P1 - Price/Yield - VM2

CSFB 2002-AR13 CLASS V-M-2

Balance	$3,054,000.00	Delay	0	Index	LIBOR_1MO | 1.84
Coupon*	3.49	Dated	5/9/2002	Mult / Margin	1 / 1.65
Settle	5/9/2002	First Payment	5/25/2002	Cap / Floor	999 / 0

***COUPON: WILL EQUAL THE LESSER OF (I) LIBOR + THE INDICATED MARGIN, AND (II) THE NET FUNDS CAP**
RUN TO THE GROUP V 5% CALL

Price	*10 CPR, Call (Y)*	*15 CPR, Call (Y)*	*20 CPR, Call (Y)*	*25 CPR, Call (Y)*	*30 CPR, Call (Y)*	*35 CPR, Call (Y)*	*40 CPR, Call (Y)*	*45 CPR, Call (Y)*	*50 CPR, Call (Y)*	*60 CPR, Call (Y)*	
100-00	3.515	3.515	3.515	3.515	3.515	3.515	3.515	3.515	3.515	3.515	Yield
100-00	165	165	165	165	165	165	165	165	165	165	Disc Margin
WAL	11.69	8.13	6.09	4.79	3.9	3.25	2.75	2.36	2.04	1.55	
Mod Dum	9.4	6.98	5.41	4.36	3.61	3.04	2.6	2.25	1.96	1.5	
Principal Window	Apr08 - Jan21	May06 - Oct15	Apr05 - Jul12	Sep04 - May10	Mar04 - Nov08	Nov03 - Oct07	Sep03 - Dec06	Jun03 - Apr06	Apr03 - Oct05	Feb03 - Dec04	
Accrued Interest	0	0	0	0	0	0	0	0	0	0	
LIBOR_1MO	1.84	1.84	1.84	1.84	1.84	1.84	1.84	1.84	1.84	1.84	
LIBOR_6MO	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	
LIBOR_1YR	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	
CMT_1YR	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	
CMT_3YR	3.85	3.85	3.85	3.85	3.85	3.85	3.85	3.85	3.85	3.85	

CSFB-2002-AR13-G125-P1 - Price/Yield - VB

Balance	$1,335,958.90	Delay	0	Index	LIBOR_1MO | 1.84
Coupon*	4.44	Dated	5/9/2002	Mult / Margin	1 / 2.6
Settle	5/9/2002	First Payment	5/25/2002	Cap / Floor	999 / 0

***COUPON: WILL EQUAL THE LESSER OF (I) LIBOR + THE INDICATED MARGIN, AND (II) THE NET FUNDS CAP**
RUN TO THE GROUP V 5% CALL

Price	10 CPR, Call (Y)	15 CPR, Call (Y)	20 CPR, Call (Y)	25 CPR, Call (Y)	30 CPR, Call (Y)	35 CPR, Call (Y)	40 CPR, Call (Y)	45 CPR, Call (Y)	50 CPR, Call (Y)	60 CPR, Call (Y)	
100-00	4.481	4.481	4.481	4.481	4.481	4.481	4.481	4.481	4.481	4.481	Yield
100-00	260	260	260	260	260	260	260	260	260	260	Disc Margin
WAL	8.99	6.14	4.58	3.59	2.92	2.43	2.06	1.76	1.53	1.16	
Mod Dum	7.29	5.3	4.09	3.29	2.71	2.29	1.95	1.68	1.46	1.12	
Principal Window	Apr08 - Mar15	May06 - Apr11	Apr05 - Jan09	Sep04 - Aug07	Mar04 - Aug06	Nov03 - Nov05	Sep03 - May05	Jun03 - Dec04	Apr03 - Jul04	Feb03 - Jan04	
Accrued Interest	0	0	0	0	0	0	0	0	0	0	
LIBOR_1MO	1.84	1.84	1.84	1.84	1.84	1.84	1.84	1.84	1.84	1.84	
LIBOR_6MO	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	2.12	
LIBOR_1YR	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	2.634	
CMT_1YR	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	
CMT_3YR	3.85	3.85	3.85	3.85	3.85	3.85	3.85	3.85	3.85	3.85	

VII. CONTACTS

ARMS TRADING DESK			
CONTACT	**PHONE**	**FAX**	**E-MAIL**
Brett Marvin *Director* *Whole Loan ARM Trading*	212-538-3831	212-743-5384	mailto:brett.marvin@csfb.com
Brian Bowes *Vice President* *Whole Loan ARM Trading*	212-538-3831	212-743-5385	mailto:brian.bowes@csfb.com
Brian Murphy *Vice President* *Whole Loan ARM Structuring*	212-538- 3734	212-743-5384	mailto:brian.murphy.2@csfb.com

STRUCTURED FINANCE			
CONTACT	**PHONE**	**FAX**	**E-MAIL**
John P. Graham *Director*	212-325-6201	212-743-4683	mailto:john.p.graham@csfb.com
Kari Roberts *Managing Director*	212-325-7191	212-743-5183	mailto:kari.roberts@csfb.com

COLLATERAL ANALYSIS			
CONTACT	**PHONE**	**FAX**	**E-MAIL**
Josef Bittman *Associate*	212-538-6611	212-325-8334	mailto:josef.bittman@csfb.com